B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended June 30, 2020	For the three months ended June 30, 2019	For the six months ended June 30, 2020	For the six months ended June 30, 2019

Gold revenue	$441,939	$267,213	$822,237	$531,195

Cost of sales
Production costs	(96,987)	(95,313)	(188,543)	(188,150)
Depreciation and depletion	(75,582)	(56,981)	(146,194)	(117,612)
Royalties and production taxes	(31,234)	(17,552)	(56,965)	(35,506)
Total cost of sales	(203,803)	(169,846)	(391,702)	(341,268)

Gross profit	238,136	97,367	430,535	189,927

General and administrative	(8,062)	(11,662)	(18,250)	(26,448)
Share-based payments (Note 9)	(7,440)	(6,054)	(11,087)	(10,036)
Community relations	(492)	(465)	(4,226)	(1,143)
Foreign exchange (losses) gains	(3,101)	(76)	(4,333)	1,250
Share of (loss) income of associate	(3,765)	—	2,635	—
Write-down of mineral property interests	—	(1,352)	—	(1,352)
Other	(3,855)	814	(4,428)	517
Operating income	211,421	78,572	390,846	152,715

Interest and financing expense	(5,051)	(7,078)	(9,568)	(14,517)
Gains (losses) on derivative instruments	3,430	(2,914)	(11,412)	3,332
Other	1,108	(437)	929	(503)
Income from continuing operations before taxes	210,908	68,143	370,795	141,027

Current income tax, withholding and other taxes (Note 13)	(82,229)	(24,123)	(145,699)	(49,692)
Deferred income tax recovery (expense) (Note 13)	9,282	971	(4,127)	(11,099)
Net income from continuing operations	137,961	44,991	220,969	80,236

Loss from discontinued operations attributable to shareholders of the Company	—	(3,669)	—	(12,391)
Net income for the period	$137,961	$41,322	$220,969	$67,845

Attributable to:
Shareholders of the Company	$124,446	$37,904	$196,733	$60,199
Non-controlling interests (Note 10)	13,515	3,418	24,236	7,646
Net income for the period	$137,961	$41,322	$220,969	$67,845

Earnings per share from continuing operations (attributable to shareholders of the Company) (Note 9)
Basic	$0.12	$0.04	$0.19	$0.07
Diluted	$0.12	$0.04	$0.19	$0.07

Earnings per share (attributable to shareholders of the Company) (Note 9)
Basic	$0.12	$0.04	$0.19	$0.06
Diluted	$0.12	$0.04	$0.19	$0.06

Weighted average number of common shares outstanding (in thousands) (Note 9)
Basic	1,040,661	1,008,345	1,037,847	1,004,897
Diluted	1,058,388	1,016,322	1,053,696	1,014,725
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended June 30, 2020	For the three months ended June 30, 2019	For the six months ended June 30, 2020	For the six months ended June 30, 2019

Net income for the period	$137,961	$41,322	$220,969	$67,845

Other comprehensive income
Items that will not be subsequently reclassified to net income:
Unrealized gain on investment	1,276	693	525	1,362
Other comprehensive income for the period	1,276	693	525	1,362
Total comprehensive income for the period	$139,237	$42,015	$221,494	$69,207

Other comprehensive income attributable to:
Shareholders of the Company	$1,276	$693	$525	$1,362
Non-controlling interests	—	—	—	—
	$1,276	$693	$525	$1,362

Total comprehensive income attributable to:
Shareholders of the Company	$125,722	$38,597	$197,258	$61,561
Non-controlling interests	13,515	3,418	24,236	7,646
	$139,237	$42,015	$221,494	$69,207

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended June 30, 2020	For the three months ended June 30, 2019	For the six months ended June 30, 2020	For the six months ended June 30, 2019
Operating activities
Net income from continuing operations for the period	$137,961	$44,991	$220,969	$80,236
Mine restoration provisions settled	(19)	—	(208)	(124)
Non-cash charges, net (Note 14)	74,891	62,267	179,420	119,290
Changes in non-cash working capital (Note 14)	28,558	(25,632)	60,301	(30,739)
Changes in long-term value added tax receivables	(3,302)	1,756	(6,180)	(83)
Cash provided by operating activities of continuing operations	238,089	83,382	454,302	168,580
Cash provided by operating activities of discontinued operations	—	9,434	—	10,654
Cash provided by operating activities	238,089	92,816	454,302	179,234

Financing activities
Revolving credit facility, drawdowns net of transaction costs (Note 8)	250,000	(5,574)	250,000	(5,574)
Repayment of revolving credit facility (Note 8)	—	(25,000)	(25,000)	(25,000)
Equipment loan facilities, drawdowns net of transaction costs	—	3,463	—	3,463
Repayment of equipment loan facilities (Note 8)	(4,937)	(10,067)	(15,733)	(12,379)
Interest and commitment fees paid	(4,128)	(6,499)	(7,904)	(12,269)
Common shares issued for cash on exercise of stock options (Note 9)	11,121	7,005	27,465	28,170
Dividends paid (Note 9)	—	—	(10,368)	—
Principal payments on lease arrangements (Note 8)	(816)	(744)	(1,645)	(1,501)
Restricted cash movement	174	(398)	2,278	(1,254)
Cash provided (used) by financing activities of continuing operations	251,414	(37,814)	219,093	(26,344)
Cash used by financing activities of discontinued operations	—	(99)	—	(282)
Cash provided (used) by financing activities	251,414	(37,913)	219,093	(26,626)

Investing activities
Expenditures on mining interests:
Fekola Mine	(52,340)	(12,829)	(126,473)	(34,113)
Masbate Mine	(4,529)	(7,520)	(9,290)	(15,964)
Otjikoto Mine	(10,920)	(17,221)	(22,652)	(24,503)
Gramalote Project	(446)	(614)	(13,124)	(1,802)
Other exploration and development (Note 14)	(11,883)	(12,563)	(21,247)	(19,184)
Non-refundable deposit received on Toega Property (Note 6)	9,000	—	9,000	—
Other	1,109	553	1,092	402
Cash used by investing activities of continuing operations	(70,009)	(50,194)	(182,694)	(95,164)
Cash used by investing activities of discontinued operations	—	(23,164)	—	(36,691)
Cash used by investing activities	(70,009)	(73,358)	(182,694)	(131,855)

Increase (decrease) in cash and cash equivalents	419,494	(18,455)	490,701	20,753

Effect of exchange rate changes on cash and cash equivalents	236	638	(3,628)	261
Cash and cash equivalents, beginning of period	207,939	141,583	140,596	102,752
Less cash associated with discontinued operations, end of period	—	(10,245)	—	(10,245)
Cash and cash equivalents, end of period	$627,669	$113,521	$627,669	$113,521

Supplementary cash flow information (Note 14)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at June 30, 2020	As at December 31, 2019
Assets
Current
Cash and cash equivalents	$627,669	$140,596
Accounts receivable, prepaids and other (Note 4)	37,541	37,890
Value-added and other tax receivables	11,752	11,070
Inventories (Note 5)	244,963	217,923
Assets classified as held for sale (Note 6)	11,855	22,021
	933,780	429,500

Value-added tax receivables	35,503	25,153
Mining interests (Note 6 and Note 17 - Schedules)
Owned by subsidiaries and joint operations	2,170,394	2,046,731
Investments in joint ventures and associates	56,106	130,736
Other assets (Note 7)	47,272	49,615
Deferred income taxes	3,248	1,336
	$3,246,303	$2,683,071
Liabilities
Current
Accounts payable and accrued liabilities	$78,374	$83,370
Current income and other taxes payable	135,909	53,396
Dividend payable (Note 9)	20,850	—
Current portion of long-term debt (Note 8)	22,342	26,030
Current portion of derivative instruments at fair value (Note 11)	5,935	1,909
Other current liabilities	2,756	357
	266,166	165,062

Long-term debt (Note 8)	448,750	235,821
Mine restoration provisions	89,512	75,419
Deferred income taxes	151,630	145,590
Employee benefits obligation	5,252	4,736
Other long-term liabilities	7,805	4,791
	969,115	631,419
Equity
Shareholders’ equity
Share capital (Note 9)
Issued: 1,043,204,042 common shares (Dec 31, 2019 – 1,030,399,987)	2,380,922	2,339,874
Contributed surplus	50,611	56,685
Accumulated other comprehensive loss	(144,546)	(145,071)
Deficit	(93,858)	(261,245)
	2,193,129	1,990,243
Non-controlling interests (Note 10)	84,059	61,409
	2,277,188	2,051,652
	$3,246,303	$2,683,071

Commitments (Note 16)

Approved by the Board	"Clive T. Johnson"	Director	"Robert J. Gayton"	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	2020
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2019	1,030,400	$2,339,874	$56,685	$(145,071)	$(261,245)	$61,409	$2,051,652

Net income for the period	—	—	—	—	196,733	24,236	220,969
Dividends (Note 9)	—	—	—	—	(31,217)	—	(31,217)
Unrealised gain on investments	—	—	—	525	—	—	525
Shares issued on exercise of stock options (Note 9)	11,838	26,829	—	—	—	—	26,829
Shares issued on vesting of RSUs (Note 9)	966	2,677	(2,677)	—	—	—	—
Interest on loan to non-controlling interest	—	—	—	—	1,871	(1,586)	285
Share-based payments (Note 9)	—	—	8,145	—	—	—	8,145
Transfer to share capital on exercise of stock options	—	11,542	(11,542)	—	—	—	—

Balance at June 30, 2020	1,043,204	$2,380,922	$50,611	$(144,546)	$(93,858)	$84,059	$2,277,188

	2019
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2018	994,622	$2,234,050	$70,889	$(146,153)	$(547,839)	$41,906	$1,652,853

Net income for the period	—	—	—	—	60,199	7,646	67,845
Unrealised gain on investments	—	—	—	1,362	—	—	1,362
Shares issued on exercise of stock options (Note 9)	14,772	26,910	—	—	—	—	26,910
Shares issued on vesting of RSUs (Note 9)	539	1,523	(1,523)	—	—	—	—
Interest on loan to non-controlling interest	—	—	—	—	1,726	(1,466)	260
Share-based payments (Note 9)	—	—	11,615	—	—	—	11,615
Transfer to share capital on exercise of stock options	—	11,281	(11,281)	—	—	—	—

Balance at June 30, 2019	1,009,933	$2,273,764	$69,700	$(144,791)	$(485,914)	$48,086	$1,760,845

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1 Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines. The Company operates the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. Up to October 14, 2019, the Company operated two additional mines in Nicaragua - La Libertad and El Limon mines (see Note 6). The Company also has a 50% joint operation interest in the Gramalote Project in Colombia (see Note 6) and an 81% interest in the Kiaka Project in Burkina Faso. In addition, the Company has a portfolio of other evaluation and exploration assets in Mali, Burkina Faso, Namibia, Uzbekistan and Finland.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE American LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2 Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting of International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 5, 2020.

3 Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IFRS requires judgements and estimates that affect the amounts reported. Those judgements and estimates concerning the future may differ from actual results. In addition to those reported in the 2019 annual consolidated financial statements, the following are the areas of accounting policy judgement and accounting estimates applied by management that most significantly affect the Company’s financial statements, including those areas of estimation uncertainty that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

COVID-19 estimation uncertainty

A global pandemic related to COVID-19 was declared by the World Health Organization in March 2020. The current and expected impacts on global commerce have been and are anticipated to continue to be far-reaching. To date, globally, there has been significant volatility in commodity prices and foreign exchange rates, restrictions on the conduct of business in many jurisdictions, including travel restrictions, and supply chain disruptions. There is significant ongoing global uncertainty surrounding COVID-19 and the extent and duration of the impact that it may have.

The areas of judgement and estimation uncertainty for the Company which may be impacted include estimates used to determine recoverable reserves and resources, estimates used to determine the recoverable amounts of long-lived assets, estimates used to determine the recoverable amounts of value-added tax receivables and estimates regarding deferred income taxes and valuation allowances. Changes related to these could be material.

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its Mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgements made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived asset requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs, future metal prices, foreign exchange rates, taxation rates, and discount rates in its life-of-mine plans and preparation of updated feasibility level technical studies when relevant. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Determination of control or significant influence over investees

The assessment of whether the Company has a significant influence or control over an investee requires the application of judgement when assessing factors that could give rise to a significant influence or control. Factors evaluated when making a judgement of control or significant influence over an investee include, but are not limited to, ownership percentage, representation on the board of directors, participation in the policy-making process, material transactions and contractual arrangements between the Company and the investee, interchange of managerial personnel, provision of essential technical information and potential voting rights. In evaluating these factors, the Company determines the level of power over the investee the Company has. Changes in the Company's assessment of the factors used in determining if control or significant influence exists over an investee would impact the accounting treatment of the investment in the investee.

Joint Arrangements

The Company is party to arrangements over which it does not have control. Judgment is required in determining whether joint control over these arrangements exists, which parties have joint control and whether the arrangement is a joint venture or joint operation. In assessing whether it has joint control, the Company analyzes the activities of the arrangement to determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

relevant activities, the parties whose consent is required have joint control. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, the Company generally considers decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. It may also consider other activities including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors and other items. When circumstances or contractual terms change, the Company reassesses the control group and the relevant activities of the arrangement.

If the Company has joint control over an arrangement, an assessment of whether the arrangement is a joint venture or joint operation is required. This assessment is based on whether the Company has rights to the assets, and obligations for the liabilities of the arrangement or whether the Company has rights to the net assets of the arrangement. In making this determination, the Company reviews the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of other facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement.

4 Accounts receivable, prepaids and other

	June 30, 2020	December 31, 2019
	$	$

Due from associate	14,435	14,441
Supplier advances	11,747	13,768
Prepaid expenses	3,596	2,221
Other receivables	7,763	7,460
	37,541	37,890

During the quarter ended March 31, 2020, the Company agreed to extend the term of the deferred consideration due from its associate, Calibre, by six months to April 15, 2021.

5 Inventories

	June 30, 2020	December 31, 2019
	$	$

Gold and silver bullion	38,830	46,484
In-process inventory	13,068	10,297
Ore stock-pile inventory	79,100	62,695
Materials and supplies	113,965	98,447
	244,963	217,923

Ore stock-pile inventory includes amounts for the Fekola Mine of $48 million (December 31, 2019 - $33 million), for the Otjikoto Mine of $30 million (December 31, 2019 – $28 million), and for the Masbate Mine of $1 million (December 31, 2019 - $2 million).

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

6 Mining interests

	June 30, 2020	December 31, 2019
	$	$
Property, plant and equipment (depletable)
Fekola Mine, Mali
Cost	1,459,422	1,322,865
Accumulated depreciation and depletion	(348,260)	(258,580)
	1,111,162	1,064,285
Masbate Mine, Philippines
Cost, net of impairment	833,594	815,418
Accumulated depreciation and depletion	(322,459)	(295,616)
	511,135	519,802
Otjikoto Mine, Namibia
Cost	646,752	638,664
Accumulated depreciation and depletion	(344,496)	(323,152)
	302,256	315,512

Exploration and evaluation properties (non-depletable)
Gramalote, Colombia, net of impairment	86,746	—
Kiaka, Burkina Faso	78,926	76,807
Anaconda Regional, Mali	31,343	27,139
Mocoa Royalty, Colombia	10,230	10,230
Ondundu, Namibia	10,121	9,778
Finland Properties, Finland	7,495	6,697
Other	19,220	14,321
	244,081	144,972
Corporate & other
Office, furniture and equipment, net	1,760	2,160
	2,170,394	2,046,731
Investments in joint ventures and associates (accounted for using the equity method)
Gramalote, Colombia, net of impairment	—	77,265
Calibre, Nicaragua	56,106	53,471
	56,106	130,736
	2,226,500	2,177,467
Gramalote

On December 23, 2019, the Company and AngloGold Ashanti Limited (“AngloGold”) entered into an amended and restated shareholders agreement for the Gramalote Project in Colombia. Under the revised agreement, B2Gold agreed to sole fund the first $13.9 million of 2020 budgeted expenditures on the Gramalote Project in Colombia, following which B2Gold and AngloGold will each hold a 50% ownership interest in the joint venture ($10.9 million of the sole fund amount) and B2Gold would continue its role of manager of the Gramalote joint venture, which it assumed on January 1, 2020 ($3 million of the sole fund amount). During the six months ended June 30, 2020, the Company sole-funded $12.5 million of expenditures on the Gramalote Project, which resulted in the Company's interest being increased to 50%. As a result of change to the shareholder agreement and completion of the $10.9 million sole fund amount, the Company has determined that the Gramalote Project meets the definition of a Joint Operation in accordance with IFRS 11, Joint Arrangements effective June 30, 2020, and the Company has proportionately consolidated its share of the assets and liabilities of the Gramalote Project.

Subsequent to June 30, 2020, the remaining sole-fund amount of $1.4 million was completed resulting in the Company having met its sole-funding obligation of $13.9 million under the amended shareholder agreement. Each of B2Gold and its partner AngloGold Ashanti will fund its share of expenditures pro rata going forward.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Toega

On April 28, 2020, the Company and its 10% partner GAMS-Mining F&I Ltd ("GAMS") entered into a definitive agreement with West African Resources Limited ("West African") for the sale of the Toega property located in Burkina Faso. The purchase consideration, due 90% to B2Gold and 10% to GAMS, consists of: an initial non-refundable cash payment of $10 million; a further payment of $10 million in cash or shares due upon completion of a feasibility study within 2 years (at which time the permits comprising the Toega project will be transferred to West African); production payments of $25 million in the form of a 3% net smelter returns ("NSR") royalty on production from the Toega project area; and a further 0.5% NSR royalty (to commence after the 3% NSR outlined above has been fully paid) which is capped at 1.5 million ounces.

As a result of the transaction, the Company's $9 million share of the non-refundable cash payment has been credited to the carrying value of the mineral property and the remaining value of the Toega property of $12 million has been classified as an asset held for sale on the Condensed Interim Consolidated Balance Sheet at June 30, 2020.

Sale of Nicaraguan Group

On October 15, 2019, the Company completed the sale of El Limon Mine, La Libertad Mine and other additional concessions in Nicaragua (collectively, the "Nicaraguan Group") to Calibre Mining Corp. ("Calibre") for consideration measured at $116 million (net of transaction costs). In accordance with IFRS 5 Non-current assets held for sale and discontinued operations, the Nicaraguan Group met the definition of a discontinued operation for the three and six months ended June 30, 2020. The results of the Nicaraguan Group for the comparative period have been presented as discontinued operations in the Condensed Interim Consolidated Statement of Operations and the Condensed Interim Consolidated Statement of Cash Flows.

7 Other assets

	June 30, 2020	December 31, 2019
	$	$

Low-grade stockpile	27,030	24,153
Debt service reserve accounts (Note 8)	9,009	11,783
Reclamation deposits	7,141	6,653
Long-term investments	3,341	2,816
Loan receivable, including accrued interest	493	3,984
Other	258	226
	47,272	49,615

8 Long-term debt

	June 30, 2020	December 31, 2019
	$	$
Revolving credit facility:
Principal amount	425,000	200,000
Less: unamortized transaction costs	(6,587)	(7,713)
	418,413	192,287
Equipment loans and lease obligations:
Fekola equipment loan facility (net of unamortized transaction costs)	35,293	43,061
Masbate equipment loan facility (net of unamortized transaction costs)	9,082	10,799
Otjikoto equipment loan facility (net of unamortized transaction costs)	—	5,973
Lease liabilities	8,304	9,731
	52,679	69,564

	471,092	261,851
Less: current portion	(22,342)	(26,030)
	448,750	235,821

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The changes in debt balances during the six months ended June 30, 2020 are as follows:

	Revolving credit facility	Equipment loans	Lease liabilities	Total
	$	$	$	$

Balance at December 31, 2019	192,287	59,833	9,731	261,851
Drawdowns	250,000	—	—	250,000
Debt repayments	(25,000)	(15,733)	(1,645)	(42,378)
Foreign exchange gains	—	(72)	(116)	(188)
Non-cash interest and financing expense	1,126	347	334	1,807
Balance at June 30, 2020	418,413	44,375	8,304	471,092

Less current portion	—	(19,607)	(2,735)	(22,342)
	418,413	24,768	5,569	448,750

Revolving credit facility

On May 10, 2019, the Company entered into a revised revolving credit facility ("RCF") agreement with its existing syndicate of banks plus one new lender. The maximum available for drawdown under the facility was increased from $500 million to $600 million with an accordion feature, available on the receipt of additional binding commitments, for a further $200 million.

The RCF bears interest on a sliding scale of between LIBOR plus 2.125% to 2.75% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.478% and 0.619%. The term of the RCF is four years, maturing on May 9, 2023.

The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at June 30, 2020, the Company was in compliance with these debt covenants.

On April 8, 2020, the Company drew down $250 million under the RCF. As at June 30, 2020, the Company had drawn down $425 million under the $600 million RCF, leaving an undrawn and available balance of $175 million.

Fekola equipment loan facility

The Company is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At June 30, 2020, the balance in the DSRA was Euro 8 million ($9 million equivalent).

Otjikoto equipment loan facility

The Otjikoto equipment loan facility was scheduled for repayment on or before December 31, 2023. On March 30, 2020, the Company elected to voluntarily repay the outstanding balance on the Otjikoto equipment loan facility of $6 million.

9 Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at June 30, 2020, the Company had 1,043,204,042 common shares outstanding, including 1,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.

On March 23, 2020, the Company paid a dividend of $0.01 per share totaling $10 million. On June 12, 2020, the Company declared the second quarter dividend of $0.02 per share. Subsequent to June 30, 2020, on July 7, 2020, the Company paid the second quarter dividend of $21 million. The total year-to-date dividends of $31 million have been recognized in deficit in the Condensed Interim Consolidated Statement of Changes in Equity during the period.

For the three and six months ended June 30, 2020, share-based payments expense relating to the vesting of stock options, was $2 million and $4 million, respectively (2019 - $3 million and $6 million, respectively). During the three and six months ended June 30, 2019, $0 million and $1 million, respectively, was capitalized to mining interests and $0 million and $1

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

million, respectively, was included in the results of discontinued operations. For the three and six months ended June 30, 2020, the Company issued 12 million shares for proceeds of $27 million upon the exercise of stock options. As at June 30, 2020, 24 million stock options were outstanding. Subsequent to June 30, 2020, the Company issued a further 2 million shares for proceeds of $5 million on the exercise of stock options.

For the three and six months ended June 30, 2020, share-based payments expense relating to the vesting of restricted share units ("RSUs") was $1 million and $3 million, respectively (2019 - $2 million and $3 million, respectively). During the six months ended June 30, 2020, 2 million RSUs, were granted to employees of the Company and 1 million shares were issued on the vesting of RSUs. As at June 30, 2020, 5 million RSUs were outstanding.

For the three and six months ended June 30, 2020, share-based payments expense relating to the vesting of performance share units ("PSUs") was $1 million and $1 million, respectively (2019 - $0 million and $0 million, respectively). During the six months ended June 30, 2020, 2 million PSUs were issued to employees of the Company. As at June 30, 2020, 2 million PSUs were outstanding.

During the three and six months ended June 30, 2020, 8,000 and 324,000 deferred share units ("DSUs"), respectively, were issued to Directors of the Company. As at June 30, 2020, 1,200,000 DSUs were outstanding.

Earnings per share

The following is the calculation of net income and diluted net income attributable to shareholders of the Company for the period:

	For the three months ended June 30, 2020	For the three months ended June 30, 2019	For the six months ended June 30, 2020	For the six months ended June 30, 2019

Net income from continuing operations	$137,961	$44,991	$220,969	$80,236
Non-controlling interests	(13,515)	(3,418)	(24,236)	(7,646)
Net income and diluted net income from continuing operations (attributable to shareholders of the Company)	$124,446	$41,573	$196,733	$72,590
Loss from discontinued operations attributable to shareholders of the Company	—	$(3,669)	—	(12,391)
Net income and diluted net income (attributable to shareholders of the Company)	$124,446	$37,904	$196,733	$60,199

The following is the calculation of diluted weighted average number of common shares outstanding for the period:

	For the three months ended June 30, 2020	For the three months ended June 30, 2019	For the six months ended June 30, 2020	For the six months ended June 30, 2019

Basic weighted average number of common shares outstanding (in thousands)	1,040,661	1,008,345	1,037,847	1,004,897

Effect of dilutive securities:
Stock options	12,348	7,785	10,759	9,510
Restricted share units	2,553	192	2,264	318
Performance share units	2,826	—	2,826	—
Diluted weighted average number of common shares outstanding (in thousands)	1,058,388	1,016,322	1,053,696	1,014,725

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is the basic and diluted earnings per share:

	For the three months ended June 30, 2020	For the three months ended June 30, 2019	For the six months ended June 30, 2020	For the six months ended June 30, 2019

Earnings per share from continuing operations (attributable to shareholders of the Company)
Basic	$0.12	$0.04	$0.19	$0.07
Diluted	$0.12	$0.04	$0.19	$0.07

Earnings per share (attributable to shareholders of the Company)
Basic	$0.12	$0.04	$0.19	$0.06
Diluted	$0.12	$0.04	$0.19	$0.06

10 Non-controlling interest

The following is a continuity schedule of the Company's non-controlling interests:

	Fekola	Masbate	Otjikoto	Other	Total
	$	$	$	$	$

Balance at December 31, 2019	30,429	16,189	13,877	914	61,409
Share of net income (loss)	21,207	(260)	3,299	(10)	24,236
Interest on loan to non-controlling interest	(1,586)	—	—	—	(1,586)
Balance at June 30, 2020	50,050	15,929	17,176	904	84,059

11 Derivative Financial instruments

Fuel derivatives

During the six months ended June 30, 2020, the Company entered into additional forward contracts for the purchase of 60,885,000 litres of fuel oil and 42,163,000 litres of gas oil with settlements scheduled between May 2020 and May 2022. These derivative instruments were not designated as hedges by the Company and are being recorded at fair value through profit and loss ("FVTPL").

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is a summary, by maturity dates, of the Company’s fuel derivatives contracts outstanding as at June 30, 2020:

	2020	2021	2022	Total
Forward – fuel oil:
Litres (thousands)	20,525	31,823	10,880	63,228
Average strike price	$0.26	$0.24	$0.26	$0.25

Forward – gas oil:
Litres (thousands)	17,760	25,014	9,271	52,045
Average strike price	$0.41	$0.33	$0.33	$0.36

Forward – diesel:
Litres (thousand)	757	—	—	757
Average strike price	$0.57	$—	$—	$0.57

Collars - fuel oil:
Litres (thousand)	10,399	11,055	—	21,454
Average ceiling price	$0.26	$0.26	$—	$0.26
Average floor price	$0.39	$0.39	$—	$0.39

Collars - gas oil:
Litres (thousand)	2,862	6,439	—	9,301
Average ceiling price	$0.40	$0.40	$—	$0.40
Average floor price	$0.57	$0.57	$—	$0.57

The unrealized fair value of these contracts at June 30, 2020 was $(4) million.
Interest Rate Swaps

On January 24, 2019, the Company entered into a series of interest swaps with a notional amount of $125 million with settlements scheduled between April 2019 and July 2021. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of between 2.36% and 2.67%. These derivative instruments were not designated as hedges by the Company and are being recorded at FVTPL. The unrealized fair value of these contracts at June 30, 2020 was $(3) million.

12 Financial Instruments

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

As at June 30, 2020, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at June 30, 2020		As at December 31, 2019
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 7)	3,341	—	2,816	—
Long-term debt (Note 8)	—	(471,092)	—	(261,851)
Fuel derivative contracts (Note 11)	—	(3,805)	—	(1,292)
Interest rate swaps (Note 11)	—	(2,999)	—	(1,504)

The Company’s long-term investments consists of shares of publicly traded mining companies. The fair values of these were determined using market quotes from an active market for each investment.

The fair value of the Company's long-term debt, fuel derivative contracts and interest rate swaps were determined using prevailing market rates for instruments with similar characteristics.

The fair value of the Company's other financial instruments approximate their carrying value due to their short-term nature.

13 Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three months ended June 30, 2020	For the three months ended June 30, 2019	For the six months ended June 30, 2020	For the six months ended June 30, 2019
	$	$	$	$

Income from continuing operations before taxes	210,908	68,143	370,795	141,027
Canadian federal and provincial income tax rates	27.00%	27.00%	27.00%	27.00%
Income tax expense at statutory rates	56,945	18,399	100,115	38,077

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates	11,789	1,850	19,612	2,518
Non-deductible expenditures	8,526	6,889	16,285	13,751
Losses for which no tax benefit has been recorded	2,470	4,311	8,122	7,283
Benefit of optional tax deductions	(3,343)	(3,070)	(6,283)	(5,754)
Withholding tax	1,183	1,651	2,841	3,712
Change due to foreign exchange	(6,131)	(5,714)	8,848	2,368
Change in accruals for tax audits	1,000	—	1,000	—
Non-taxable portion of gains	508	—	(356)	—
Amounts over provided in prior years	—	(1,164)	(358)	(1,164)
Income tax expense	72,947	23,152	149,826	60,791

Current income tax, withholding and other taxes	82,229	24,123	145,699	49,692
Deferred income tax (recovery) expense	(9,282)	(971)	4,127	11,099
Income tax expense	72,947	23,152	149,826	60,791

Included in current income tax expense for the three and six months ended June 30, 2020 is $13 million and $23 million, respectively (2019 - $4 million and $9 million, respectively) related to the State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Gramalote Joint Venture received notice from the Colombian Tax Office (DIAN) that it disagreed with the Joint Venture’s tax treatment of certain items in the 2013 and 2014 income tax returns, resulting in assessments with additional income taxes and penalty fines. These assessments are currently being appealed by the Gramalote Joint Venture and the outcome of these appeals cannot be determined at this time. The Company does not believe that its share of any taxes payable under the assessments are material and no provision for any amounts that may be payable have been recorded at this time, pending the outcome of the appeal process.

14 Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the tables below:

Non-cash charges (credits):

	For the three months ended June 30, 2020	For the three months ended June 30, 2019	For the six months ended June 30, 2020	For the six months ended June 30, 2019
	$	$	$	$

Depreciation and depletion	75,582	56,981	146,194	117,612
Delivery into prepaid sales	—	(12,000)	—	(30,000)
Interest and financing expense	4,304	6,414	8,028	13,244
Share-based payments (Note 9)	7,440	6,054	11,087	10,036
Unrealized (gain) loss on derivative instruments	(6,840)	4,613	4,008	(831)
Deferred income tax (recovery) expense (Note 13)	(9,282)	(971)	4,127	11,099
Share of (loss) income of associate	3,765	—	(2,635)	—
Write-down of mineral property interests	—	1,352	—	1,352
Other	(78)	(176)	8,611	(3,222)
	74,891	62,267	179,420	119,290

Changes in non-cash working capital:

	For the three months ended June 30, 2020	For the three months ended June 30, 2019	For the six months ended June 30, 2020	For the six months ended June 30, 2019
	$	$	$	$

Accounts receivable and prepaids	470	(1,390)	1,332	(7,824)
Value-added and other tax receivables	(1,146)	(230)	(682)	(2,571)
Inventories	(7,640)	(3,743)	(16,327)	(2,689)
Accounts payable and accrued liabilities	(3,269)	1,354	(6,535)	(8,166)
Current income and other taxes payable	40,143	(21,623)	82,513	(9,489)
	28,558	(25,632)	60,301	(30,739)

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Other exploration and development:

	For the three months ended June 30, 2020	For the three months ended June 30, 2019	For the six months ended June 30, 2020	For the six months ended June 30, 2019
	$	$	$	$

Fekola Mine, exploration	(4,171)	(6,215)	(5,041)	(8,310)
Masbate Mine, exploration	(2,011)	(1,103)	(3,628)	(2,065)
Otjikoto Mine, exploration	(651)	(533)	(1,023)	(864)
Anaconda Regional, exploration	(2,472)	(710)	(5,326)	(948)
Toega Project, exploration	563	(682)	(117)	(1,153)
Kiaka Project, exploration	(860)	(1,442)	(1,355)	(1,922)
Ondundu Project, exploration	(160)	(530)	(343)	(737)
Finland Properties, exploration	(424)	(58)	(798)	(278)
Other	(1,697)	(1,290)	(3,616)	(2,907)
	(11,883)	(12,563)	(21,247)	(19,184)
Non-cash investing and financing activities:

	For the three months ended June 30, 2020	For the three months ended June 30, 2019	For the six months ended June 30, 2020	For the six months ended June 30, 2019
	$	$	$	$

Interest on loan to non-controlling interest	938	868	1,871	1,726
Share-based payments, capitalized to mineral property interests	161	462	319	942
Change in current liabilities relating to mineral property expenditures	(1,797)	188	(717)	(46)
Foreign exchange (loss) gain on Fekola equipment loan facility	(792)	(753)	72	417

For the three and six ended June 30, 2020, the Company paid $36 million and $50 million, respectively, of income taxes in cash (2019 - $45 million and $52 million, respectively).

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

15 Segmented Information

The Company’s reportable operating segments for 2020 include its mining operations, namely the Fekola, Masbate and Otjikoto mines. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and development, including the Company's interests in the Gramalote Project and Calibre. The “Corporate and Other” segment includes corporate operations.

For 2019, prior to the sale to Calibre, the Company's interest in El Limon and La Libertad mines were accounted for as discontinued operations.

The Company’s segments are summarized in the following tables:

	For the three months ended June 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$

External gold revenue	285,780	75,580	80,579	—	—	441,939
Production costs	45,220	32,201	19,566	—	—	96,987
Depreciation & depletion	41,474	12,619	21,489	—	207	75,789
Net income (loss)	115,144	19,458	19,332	(3,458)	(12,515)	137,961
Capital expenditures	56,511	6,540	11,571	6,020	21	80,663
Total assets	1,431,586	668,845	436,545	321,819	387,508	3,246,303

	For the three months ended June 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Limon Mine	Libertad Mine	Other Mineral Properties	Corporate & Other	Discont. Operations	Total
	$	$	$	$	$	$	$	$	$

External gold revenue	140,289	81,469	46,462	6,259	23,768	—	12,000	(43,034)	267,213
Intersegment gold revenue	—	—	—	6,549	6,458	—	(13,007)	—	—
Production costs	39,596	35,130	20,587	9,531	23,477	—	—	(33,008)	95,313
Depreciation & depletion	27,760	14,102	15,119	5,170	2,308	—	242	(7,478)	57,223
Net income (loss)	38,877	21,381	5,543	(4,145)	546	(1,182)	(19,698)	—	41,322
Capital expenditures	19,044	8,623	17,754	11,681	11,304	5,527	66	—	73,999
Total assets	1,171,170	533,838	438,377	97,918	67,980	239,156	47,672	—	2,596,111

	For the six months ended June 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$

External gold revenue	525,406	149,994	146,837	—	—	822,237
Production costs	88,321	63,211	37,011	—	—	188,543
Depreciation & depletion	80,689	25,177	40,328	—	461	146,655
Net income (loss)	200,553	38,674	20,434	2,217	(40,909)	220,969
Capital expenditures	131,514	12,918	23,675	25,203	61	193,371
Total assets	1,431,586	668,845	436,545	321,819	387,508	3,246,303

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the six months ended June 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Limon Mine	Libertad Mine	Other Mineral Properties	Corporate & Other	Discont. Operations	Total
	$	$	$	$	$	$	$	$	$

External gold revenue	291,774	147,296	95,066	11,249	36,526	—	30,000	(80,716)	531,195
Intersegment gold revenue	—	—	—	16,532	16,409	—	(32,941)	—	—
Production costs	85,624	62,647	39,879	20,833	45,840	—	—	(66,673)	188,150
Depreciation & depletion	58,013	27,095	32,504	8,391	5,846	—	479	(14,237)	118,091
Net income (loss)	71,477	37,122	7,558	(6,541)	(5,733)	(1,692)	(34,346)	—	67,845
Capital expenditures	42,423	18,029	25,367	19,575	16,801	10,084	217	—	132,496
Total assets	1,171,170	533,838	438,377	97,918	67,980	239,156	47,672	—	2,596,111

The Company’s mining interests are located in the following geographical locations:

	June 30, 2020	December 31, 2019
	$	$
Mining interests
Mali	1,146,355	1,094,998
Philippines	511,135	519,802
Namibia	312,551	325,366
Colombia	96,976	87,495
Burkina Faso	83,069	79,087
Nicaragua	56,106	53,471
Finland	7,495	6,697
Canada	1,760	2,160
Other	11,053	8,391
	2,226,500	2,177,467

16 Commitments

As at June 30, 2020, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):
•For payments at the Fekola Mine of $10 million related to mobile equipment rebuilds, $6 million for mobile equipment for the mine expansion, $3 million related to the solar plant, $3 million for the plant expansion and $3 million related to other smaller projects, all of which are expected to be incurred in 2020.
•For payments of $4 million for the Company's share of development costs at the Gramalote Project, all of which is expected to be incurred in 2020.
•For payments of $1 million for development of the Wolfshag underground at the Otjikoto Mine, all of which is expected to be incurred in 2020.
•For payments of $2 million for the purchase of mobile equipment, $1 million for mobile rebuilds, $1 million for process plant repairs and $1 million for upgrades to the tailings storage facility at the Masbate Mine, all of which is expected to be incurred in 2020.

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 17)
For the six months ended June 30, 2020
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2019	Additions	Disposals / write-offs	Reclass	Balance at Jun. 30, 2020	Balance at Dec. 31, 2019	Depreciation	Disposals / write-offs	Balance at Jun. 30, 2020	Balance at Jun. 30, 2020	Balance at Dec. 31, 2019
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	1,322,865	136,577	(20)	—	1,459,422	(258,580)	(89,699)	19	(348,260)	1,111,162	1,064,285
Masbate	815,418	18,306	(130)	—	833,594	(295,616)	(26,960)	117	(322,459)	511,135	519,802
Otjikoto	638,664	27,095	(19,007)	—	646,752	(323,152)	(40,248)	18,904	(344,496)	302,256	315,512
	2,776,947	181,978	(19,157)	—	2,939,768	(877,348)	(156,907)	19,040	(1,015,215)	1,924,553	1,899,599

Exploration & evaluation properties (non-depletable)
Gramalote	—	—	—	86,746	86,746	—	—	—	—	86,746	—
Kiaka	76,807	2,119	—	—	78,926	—	—	—	—	78,926	76,807
Anaconda Regional	27,139	4,204	—	—	31,343	—	—	—	—	31,343	27,139
Mocoa Royalty	10,230	—	—	—	10,230	—	—	—	—	10,230	10,230
Ondundu	9,778	343	—	—	10,121	—	—	—	—	10,121	9,778
Finland	6,697	798	—	—	7,495	—	—	—	—	7,495	6,697
Other	14,321	4,899	—	—	19,220	—	—	—	—	19,220	14,321
	144,972	12,363	—	86,746	244,081	—	—	—	—	244,081	144,972

Corporate
Office, furniture & equipment	4,971	61	—	—	5,032	(2,811)	(461)	—	(3,272)	1,760	2,160

	2,926,890	194,402	(19,157)	86,746	3,188,881	(880,159)	(157,368)	19,040	(1,018,487)	2,170,394	2,046,731

Investments in joint ventures (accounted for using the equity method)
Gramalote	77,265	13,124	—	(90,389)	—	—	—	—	—	—	77,265
Calibre	53,471	2,635	—	—	56,106	—	—	—	—	56,106	53,471
	130,736	15,759	—	(90,389)	56,106	—	—	—	—	56,106	130,736

	3,057,626	210,161	(19,157)	(3,643)	3,244,987	(880,159)	(157,368)	19,040	(1,018,487)	2,226,500	2,177,467

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 17)
For the year ended December 31, 2019
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2018	Additions	Disposals / write-offs	Reclass / impairment reversal	Balance at Dec. 31, 2019	Balance at Dec. 31, 2018	Depreciation	Disposals/ write-offs	Balance at Dec. 31, 2019	Balance at Dec. 31, 2019	Balance at Dec. 31, 2018
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	1,168,491	156,894	(2,520)	—	1,322,865	(144,335)	(115,676)	1,431	(258,580)	1,064,285	1,024,156
Masbate	681,509	40,867	(7,435)	100,477	815,418	(248,021)	(51,859)	4,264	(295,616)	519,802	433,488
Otjikoto	575,127	64,266	(729)	—	638,664	(238,579)	(85,288)	715	(323,152)	315,512	336,548
Limon	217,263	35,099	(252,362)	—	—	(149,541)	(10,608)	160,149	—	—	67,722
Libertad	315,569	20,721	(336,290)	—	—	(295,715)	(5,712)	301,427	—	—	19,854
	2,957,959	317,847	(599,336)	100,477	2,776,947	(1,076,191)	(269,143)	467,986	(877,348)	1,899,599	1,881,768

Exploration & evaluation properties (non-depletable)
Kiaka	73,173	3,634	—	—	76,807	—	—	—	—	76,807	73,173
Anaconda Regional	21,903	5,236	—	—	27,139	—	—	—	—	27,139	21,903
Toega	19,581	2,440	—	(22,021)	—	—	—	—	—	—	19,581
Mocoa Royalty	10,230	—	—	—	10,230	—	—	—	—	10,230	10,230
Ondundu	8,273	1,505	—	—	9,778	—	—	—	—	9,778	8,273
Finland	5,947	750	—	—	6,697	—	—	—	—	6,697	5,947
Other	13,542	8,557	(7,778)	—	14,321	—	—	—	—	14,321	13,542
	152,649	22,122	(7,778)	(22,021)	144,972	—	—	—	—	144,972	152,649

Corporate
Office, furniture & equipment	2,518	2,453	—	—	4,971	(1,838)	(973)	—	(2,811)	2,160	680

	3,113,126	342,422	(607,114)	78,456	2,926,890	(1,078,029)	(270,116)	467,986	(880,159)	2,046,731	2,035,097

Investments in joint ventures and associates (accounted for using the equity method)
Gramalote	72,078	5,187	—	—	77,265	—	—	—	—	77,265	72,078
Calibre	—	51,050	—	2,421	53,471	—	—	—	—	53,471	—
	72,078	56,237	—	2,421	130,736	—	—	—	—	130,736	72,078

	3,185,204	398,659	(607,114)	80,877	3,057,626	(1,078,029)	(270,116)	467,986	(880,159)	2,177,467	2,107,175